KraftCPAs PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which *(a)* SCA Development, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which SCA Development, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* SCA Development, LLC stated that SCA Development, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SCA Development, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SCA Development, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

KraftCPAs PLLC

Nashville, Tennessee
February 23, 2017

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com